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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


     BBJ ENVIRONMENTAL TECHNOLOGIES, INC. (formerly Omega Development, Inc.)
    ------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    682071105
                                    ---------
                    (CUSIP Number of Omega Development Inc.)

     Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd., Great Neck,
                             NY 11021 (516-487-1446)
 -------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 1, 2000
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                                                                         Page 2 of 4
                                                              SCHEDULE 13D

CUSIP No. 682071105
------------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jerry V. Schinella S.S. No. ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                    (a)|_|
                                                                                                                              (b)|_|
------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00 (exchange of stock)
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                       3,359,890 shares
   BENEFICIALLY       --------------------------------------------------------------------------------------------------------------
     OWNED BY         8         SHARED VOTING POWER
       EACH
     REPORTING        --------------------------------------------------------------------------------------------------------------
      PERSON          9         SOLE DISPOSITIVE POWER
       WITH           --------------------------------------------------------------------------------------------------------------
                                   3,359,890 shares
                     10         SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,359,890 shares
------------------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                |X|

           Excludes options to purchase 938,758 to be issued.
------------------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.1%
------------------------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

             IN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                     Page 3 of 4
                                  SCHEDULE 13D

CUSIP No. 682071105


Item 1.           Security and Issuer
------

         This statement relates to the Common Stock of BBJ Environmental Technologies, Inc., formerly Omega Development, Inc. (the "Issuer"). The Issuer's executive office is located at 6802 Citicorp Boulevard, Suite 500, Tampa, FL 33619.

Item 2.           Identity and Background
------
         (a)      Jerry V. Schinella

         (b)      6802 Citicorp Boulevard, Suite 500, Tampa, FL 33619.

         (c)      President and Chief Operating Officer of Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Consideration
------
                  Exchange of stock of BBJ Environmental Solutions, Inc. See
Item 4 below.

Item 4.           Purpose of Transactions
------
                  Reference is made to the Issuer's Form 8-K dated June 1, 2000 (date of earliest event) which is incorporated herein by reference for the information required by this Item 4. Except as described in the Form 8-K, (a) - (j) does not apply.

Item 5.           Interest in Securities of the Issuer
------
                  (a) - (b) As ofJune 6, 2000, Jerry V. Schinella beneficially owned of record, voting control and power to dispose of 3,359,890 shares of the Issuer's Common Stock, representing 24.1% of the outstanding shares. Not included in the foregoing, are options to be granted upon Mr. Schinella's exchange of options to purchase 469,379 shares of BBJ Environmental Solutions, Inc. (a subsidiary of the Registrant) for options to purchase 938,758 shares of the Issuer.

                                                                     Page 4 of 4
                                  SCHEDULE 13D

CUSIP No. 682071105

                  (c) Mr. Schinella acquired 3,359,890 shares of the Issuer's Common Stock in exchange for his interest in BBJ Environmental Solutions, Inc. and will acquire the options described in (a)
                  - (b) above.

                  (d) - (e)  Not Applicable

Item 6.           Contracts, Arrangements, Understandings or Relationships with
------            Respect to the Securities of the Issuer

                  Not Applicable.

Item 7.           Materials to be filed as Exhibits
------
                  Not applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2000

Reporting Person:    Jerry V. Schinella


Signature By: /s/ Jerry V. Schinella
              --------------------------------
              (authorized officer)